SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
              UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED


                            J.P. Morgan Series Trust
                            Exact Name of Registrant
                            NOTIFICATION OF ELECTION

         J.P. Morgan Global 50 Fund (the "Fund"), a series of J.P. Morgan Series Trust and an open end investment company registered with the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby notifies the Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the 1940 Act (the "Rule"). The Fund understands that this election is irrevocable while the Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the Fund has caused this Notification of Election to be duly executed on its behalf in the City of New York and State of New York on June 11, 1998.

                                            J.P. Morgan Series Trust

                                            By:      /s/  Michael S. Petrucelli
                                                     --------------------
                                                     Michael S. Petrucelli
                                                     Vice President

Attest:  /s/  Stephanie D. Pierce
              -------------------
         Stephanie D. Pierce
         Vice President